

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 4, 2017

Nadeem Velani
Vice President and Chief Financial Officer
Canadian Pacific Railway Limited
7550 Ogden Dale Road S.E.
Calgary, Alberta, Canada T2C 4X9

> **Re:** **Canadian Pacific Railway Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **File No. 001-01342**

Dear Mr. Velani:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure